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                         February 24, 2022

       Robert E. Ainbinder, Jr.
       Chief Executive Officer
       NYIAX, INC.
       180 Maiden Lane, 11th Floor
       New York, NY 10005

                                                        Re: NYIAX, INC.
                                                            Amendment No. 1 to
Draft Registration Statement on Form S-1
                                                            Submitted February
7, 2022
                                                            CIK No. 0001679379

       Dear Mr. Ainbinder:

             We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our January 21, 2022 letter.

       Amendment No. 1 to Draft Registration Statement on Form S-1

       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       22

   1. We note your response to prior comment 3; however, we also note your disclosure on page 45 that you have
"commenced commercial use of the NYIAX platform as of 2021."
                                                        Please revise to
provide a clear timeline of when you began to monetize and
                                                        commercialize the NYIAX
platform.
 Robert E. Ainbinder, Jr.
FirstName  LastNameRobert E. Ainbinder, Jr.
NYIAX, INC.
Comapany24,
February   NameNYIAX,
             2022        INC.
February
Page 2 24, 2022 Page 2
FirstName LastName
Results of Operations, page 25

2. We note that your presentation of results of operations is combined with your non-GAAP measures and reconciliation. To avoid giving undue prominence to your non-GAAP financial measures, such as Adjusted EBITDA Loss and Operating Expenses, excluding share based compensation and amortization and depreciation, please move references to non-GAAP measures so that they follow the results of operations disclosures, which are presented on a GAAP basis. Refer to Item 10(e)(1)(i)(A) of Regulation S-K and Question
         102.10 of the non-GAAP C&DIs.
3. Please revise your results of operations to present and provide a discussion of your historical GAAP basis financial statements as required by Item 303 of Regulation S-K.
         Any discussion of non-GAAP measures (such as Operating Expenses, excluding share based compensation and amortization and depreciation) should be in addition to, and not in lieu of, a discussion of your historical results of operations required by
         Item 303 of Regulation S-K.
4. We note your response to prior comment 9 and additional disclosures. In the discussion of your historical GAAP financial statements, please revise to separately discuss and quantify each significant factor contributing to the change for each of the line items presented. For example, technology and development and selling and general expenses both declined from 2019 to 2020, but there is no discussion of the reason
         for these decreases. Please revise your disclosure to comply with
         Item 303(b) of Regulation S-K, which sets forth "where the financial statements reflect material changes from period-to-period in one or more line items, including where material changes within a line item offset one another, describe the underlying reasons for these material changes in quantitative and qualitative terms."
NYIAX Platform and Nasdaq Technology, page 33

5. We note your response to prior comment 13 and your revised disclosure here. Please revise to also disclose other material terms of your IT Services Agreement or other material agreements with Nasdaq, such as termination provisions, exclusivity provisions or any other provisions that restrict NYIAX's ability to freely use the technology covered by the co-patent. Additionally, please be advised that we may have additional comments once the agreement is filed.
Business
Our Clients, page 45

6. We note your response to prior comment 14 and your revised disclosures. Please revise to also provide a summary of the material terms of your agreements with your material customers. Additionally, while we note that you disclose the number of customers you provided services for during the year ended December 31, 2021, please also disclose your number of customers as of the end of each period presented in your financial statements.
 Robert E. Ainbinder, Jr.
NYIAX, INC.
February 24, 2022
Page 3
General

7. In order to better evaluate your responses to prior comments 17 and 24-27 and better understand your current business operations, please provide the following:

                An illustrative example of the lifecycle of a contract;
                The material terms of a representative contract;
                A description of the services that the platform provides through the lifecycle of a contract, from pre-execution to post-execution, as well as of the services that are automated through the smart contract and/or blockchain;
                An explanation as to whether the contracts are individually negotiated or standardized, and if the former how the contracts are individually negotiated through the platform;
                An explanation as to how contracts are priced on the platform; Clarification as to whether the contracts are tradeable after execution. In this regard,
              there is disclosure in the filing indicating that the contracts can be traded or re-traded;
              and
                An explanation of why the company refers to the contracts as
traded    if the market
              is a bilateral contract market.
8. Your response to prior comment 24 states that the contracts managed on your platform are not financial instruments and that you removed disclosures stating that your platform provides a marketplace where advertising or audience campaigns are listed, bought, or sold and traded as if they were a financial instrument through a forward or a future contract methodology. We note, however, that pages 22 and 38 continue to contain these disclosures. Please revise to remove these disclosures or advise.
9. In response to prior comment 28, you state that you currently have no plans to extend your platform to other assets classes. However, disclosures on pages 1, 33 and 46 continue to reference the use of your platform with other complex asset classes. We also note your disclosure on page 1 that your technology creates opportunities beyond your initial market in media and advertising. If you have no plans to extend your platform to other asset classes, please revise to explicitly state this. To the extent you do have plans to extend
FirstName LastNameRobert E. Ainbinder, Jr.
       your platform to other asset classes, we reissue prior comment 28. Additionally, to the
Comapany    NameNYIAX,
       extent you continueINC.
                             to reference "complex asset classes", please
revise to provide your
       definition
February  24, 2022ofPage
                     this term.
                          3
FirstName LastName
 Robert E. Ainbinder, Jr.
FirstName  LastNameRobert E. Ainbinder, Jr.
NYIAX, INC.
Comapany24,
February   NameNYIAX,
             2022        INC.
February
Page 4 24, 2022 Page 4
FirstName LastName
       You may contact Joseph Cascarano, Senior Staff Accountant, at (202) 551-3376 or Lisa
Etheredge, Senior Staff Accountant, at (202) 551-3424 if you have questions regarding comments on the financial statements and related matters. Please contact Kyle Wiley, Staff
Attorney, at (202) 344-5791 or Mitchell Austin, Staff Attorney, at (202) 551-3574 with any other questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:      Mitchell Lampert